Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CVB Financial Corp.:

We consent to the incorporation by reference in the registration statements (No. 333-150016, No. 333-150017, No. 333-41198, No. 333-151755, and No. 333-136059) on Form S-8 of CVB Financial Corp. and subsidiaries of our reports dated March 1, 2013, with respect to the consolidated balance sheets of CVB Financial Corp. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of earnings and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012 and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of CVB Financial Corp. and subsidiaries.

/s/ KPMG LLP

Los Angeles, California

March 1, 2013